Exhibit 99.56

Hole AR-16-78c4 Assay Returns 37.5 m at 17.60% U3O8 including 5.5 m at 60.14% U3O8

Vancouver, BC, June 21, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF)

is pleased to report assay results for eight angled holes from our highly successful winter 2016 drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Assay results from the higher grade A2 Sub-Zone (“Sub-Zone”) have yet again confirmed strong uranium grades over significant intervals at the Arrow Deposit. Hole AR-16-78c4 which was drilled 59 m up-dip and northeast of hole AR-15-44b has returned 37.5 m at 17.60% U3O8 including 5.5 m at 60.14% U3O8 and 1.5 m at 71.93% U3O8. This intersection represents a continuous grade x thickness (“GT”) of 660, the fourth highest at Arrow. Within the A2 shear drill hole AR-16-78c4 returned a total composite GT of 834.

Additionally, drill hole AR-16-76c4 returned 68.0 m at 2.09% U3O8 including 14.5 m at 5.08% U3O8 and an additional section of 32.0 m at 1.97% U3O8 including 10.0 m at 5.15% U3O8. Of key importance, high grade mineralization encountered in both holes was largely intersected outside the current limits of the A2 High Grade Domain (see Figure 1). Assay results for 23 holes at Arrow remain pending.

Table 1: Higher Grade A2 Sub-Zone Angled Drill Holes

2015	AR-15- 59c2[2]	AR-15-54c1[2]	AR-15- 58c1[2]	AR-15- 62[2]	AR-15- 44b2	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.5m	42.0m	86.0m	143.0m	135.6m	73.5m	62.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.4m	5.9m	14.3m	17.8m	30.3m	15.7m	4.4m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.5m	3.0m	3.9m	10.6m	7.8m	5.2m	2.5m
Total Off-scale (>61,000 cps)[3] =	1.0m	0.5m	2.0m	2.0m	1.5m	2.2m	1.8m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	787	655	605	319

2016	AR-16- 81C3[1]	AR-16-76c4[1]	AR-16-76c1[2]	AR-16-76c3[2]	AR-16- 63c1[2]	AR-16- 63c3[2]	AR-16- 86C1[1]	AR- 16-74c1[2]	AR-16- 63c2[2]	AR-16- 91C2[1]	AR-16-64c3[2]	AR- 16-64c2[2]	AR- 16-64c1[2]	AR- 16-72c2[2]	AR- 16-78c1[2]	AR-16-7Sc4[1]
Total composite mineralization =	48.5m	105.7m	73.5m	67.5m	55.5m	147.0m	90.0m	88.0m	138.0m	89.0m	102.0m	76.0m	74.0m	93.0m	64.0m	120.5m

Total Off-scale (>10,000 to 29,999 cps)[3] =	5.2m	19.9m	14.8m	14.9m	6.9m	22.1m	8.8m	21.2m	17.1m	13.4m	18.8m	16.0m	10.3m	7.0m	11.6m	25.8m

Total Off-scale (>30,000 to 60,999 cps)[3] =	4.0m	1.0m	2.8m	5.0m	0.5m	3.0m	2.3m	1.2m	9.9m	6.0m	2.5m	4.7m	3.7m	0.5m	3.0m	6.2m

Total Off-scale (>61,000 cps)[3] =	2.5m	0.0m	5.3m	4.5m	0.0m	0.5m	2.0m	0.0m	13.9m	3.0m	0.0m	5.5m	0.0m	1.7m	2.5m	5.5m

Continuous GT (Grade x Thickness) =	Assays Pending	142 and 63	762	761	203	274 and 124	Assays Pending	160 and 35	638 and 604	Assays Pending	172 and 92	541	338	156 and 45	485	660 and 83 and 67

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma spectrometer

Highlights:

A2 Sub-Zone

•	AR-16-78c4 (59 m up-dip and northeast from AR-15-44b) intersected 37.5 m at 17.60% U3O8 (480.5 to 518.0 m) including 15.0 m at 29.92% U3O8 (490.0 to 505.0 m) and 1.5 m at 71.93% U3O8 (493.5 to 495.0 m) in the Sub-Zone.

•	AR-16-76c4 (81 m down-dip and southwest of AR-15-44b) intersected 68.0 m at 2.09% U3O8 (576.5 to 644.5 m) including 14.5 m at 5.08% U3O8 (629.0 to 643.5 m) and an additional 32.0 m at 1.97% U3O8 (537.5 to 569.5 m) including 10.0 m at 5.15% U3O8 (556.5 to 566.5 m) in the Sub-Zone.

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow zone currently covers an area of 870 m by 280 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in most directions and at depth.

•	The spring 2016 program comprising 7,500 m of drilling will be transitioning to the summer 2016 program in late-June.

•	The Company has approximately cash on hand of $100 million.

A three-dimensional view of the A2 Sub-Zone, drill hole locations and a close-up of the A2 long section are shown in Figures 1 to 3. Assay results are presented in Table 2.

Garrett Ainsworth, Vice-President, Exploration and Development, commented “Drill holes -78c4 and -76c4 highlight the strong continuity of grade and thicknesses across the A2 sub-zone from northeast to southwest. As shown in Figure 1, large sections of these assayed holes are outside the A2 high grade domain shell upon which Arrow’s Maiden Resource was estimated. Infill drilling is delivering strong continuity of mineralization and will expand the volume of the A2 high grade domain shell.”

Leigh Curyer, Chief Executive Officer, commented: “The assay results continue to exceed our objectives of infill drilling by delivering broader and higher grade intervals. Preparations for the summer drill season are in their final stages which will continue to focus on the known area of mineralization, the new area 180 m southwest of Arrow, and along trend to the northeast and southwest along the Patterson Corridor.”

Table 2: Arrow Deposit Assay Results

Drill Hole				Athabasca Group—Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-16-74c4	144	-69	930.00	113.80	456.50	458.50	2.00	0.05
					518.00	519.00	1.00	0.03
					537.50	542.00	4.50	0.18
					547.00	548.00	1.00	0.01
					560.00	561.00	1.00	0.49
					563.50	587.00	23.50	0.11
					589.50	592.50	3.00	0.06
					595.00	602.50	7.50	1.52
					605.50	609.50	4.00	0.06
					612.00	619.00	7.00	0.57
					624.50	661.00	36.50	0.53
					663.50	680.50	17.00	0.28
					687.00	687.50	0.50	0.11
					697.50	702.50	5.00	0.29
					705.50	708.50	3.00	0.27
					715.50	717.00	1.50	1.78
					723.50	725.00	1.50	0.64
					729.00	734.50	5.50	0.94
					737.00	740.50	3.50	0.63
					743.00	763.00	20.00	0.72
					767.00	771.00	4.00	0.03
					774.50	775.00	0.50	0.03
					805.00	814.50	9.50	0.63
					817.00	817.50	0.50	0.85
					860.00	878.00	18.00	0.04
					884.00	886.50	2.50	1.04
					893.00	897.50	4.50	1.32
AR-16-76c4	140	-70	668.00	114.95	493.00	496.50	3.50	0.10
					511.50	517.50	6.00	0.09
					537.50	569.50	32.00	1.97
				incl.	556.50	566.50	10.00	5.15
					576.50	644.50	68.00	2.09
				incl.	629.00	643.50	14.50	5.08
					647.50	650.50	3.00	0.13

					657.50	666.00	8.50	0.05
AR-16-78c2	138	-68	603.00	110.95	395.00	409.00	14.00	0.06
					412.00	416.50	4.50	0.02
					419.00	421.00	2.00	0.04
					427.00	448.00	21.00	0.10
					453.00	472.50	19.50	6.24
					488.00	502.00	14.00	2.08
					591.00	593.50	2.50	0.03
AR-16-78c3	138	-68	630.00	110.95	370.50	401.50	31.00	0.06
					404.50	406.50	2.00	0.07
					409.00	412.00	3.00	0.02
					419.50	422.00	2.50	0.03
					438.00	442.50	4.50	0.17
					456.50	494.00	37.50	2.16
					516.00	534.00	18.00	0.93
					553.50	558.00	4.50	0.08
					562.50	566.00	3.50	0.53
					576.00	584.00	8.00	0.04
					587.50	588.50	1.00	0.08
					592.00	605.00	13.00	0.03
					614.00	625.50	11.50	0.08
					628.50	629.50	1.00	0.03
AR-16-78c4	138	-68	705.00	110.95	369.00	372.50	3.50	0.05
					378.50	380.00	1.50	0.03
					388.50	406.50	18.00	0.04
					440.50	450.50	10.00	0.07
					468.50	477.50	9.00	0.15
					480.50	518.00	37.50	17.60
				incl.	490.00	505.00	15.00	29.92
				incl.	491.50	497.00	5.50	60.14
				incl.	493.50	495.00	1.50	71.93
					521.50	555.00	33.50	2.64
					557.50	560.50	3.00	0.24
					563.50	564.50	1.00	0.04
					575.50	605.50	30.00	2.22
					613.00	624.00	11.00	1.53
					628.00	641.00	13.00	0.03
					644.50	645.00	0.50	0.04
					648.00	650.00	2.00	0.01
					653.00	654.50	1.50	0.11
					658.00	687.00	29.00	0.09

AR-16-80c1	147	-70	796.00	120.20	433.00	437.00	4.00	0.31
					440.50	441.50	1.00	0.09
					446.50	456.00	9.50	0.20
					461.00	467.50	6.50	0.08
					486.00	491.00	5.00	0.04
					504.00	505.50	1.50	0.05
					519.50	521.00	1.50	0.02
					526.00	527.00	1.00	0.08
					541.50	551.00	9.50	0.03
					561.00	563.50	2.50	0.39
					575.50	582.00	6.50	0.07
					597.50	611.00	13.50	0.03
					613.50	632.50	19.00	0.11
					665.00	665.50	0.50	0.30
					670.50	672.50	2.00	0.11
					677.00	678.00	1.00	0.28
					690.00	690.50	0.50	0.20
					721.00	723.50	2.50	0.02
					730.50	731.50	1.00	0.04
					739.00	742.00	3.00	0.11
AR-16-80c2	147	-70	561.00	120.20	455.00	458.00	3.00	0.07
					464.50	472.00	7.50	3.18
					475.00	479.00	4.00	0.04
					495.50	501.00	5.50	2.64
					517.00	517.50	0.50	0.03
					527.00	528.00	1.00	0.07
AR-16-81c1	145	-69	846.00	111.00	474.50	480.00	5.50	0.03
					488.00	507.50	19.50	0.92
					517.50	518.50	1.00	0.17
					522.00	523.00	1.00	0.06
					534.00	534.50	0.50	0.02
					554.50	556.00	1.50	0.03
					586.00	586.50	0.50	1.11
					599.50	603.00	3.50	0.14
					612.00	616.50	4.50	0.06
					621.50	622.00	0.50	0.04
					634.00	635.00	1.00	0.03
					640.00	645.00	5.00	0.03
					654.00	656.00	2.00	0.14
					669.50	670.00	0.50	0.33
					691.50	692.00	0.50	0.03

697.00	714.50	17.50	0.08
718.00	732.00	14.00	0.21
734.50	736.50	2.00	0.89
740.50	743.50	3.00	0.54
752.00	753.50	1.50	0.06
759.50	769.00	9.50	0.04
772.00	775.00	3.00	1.29
778.50	779.50	1.00	0.03
798.00	798.50	0.50	0.41

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U308 by ICP-OES and selected samples for gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release. Mr. Ainsworth has verified that the results are accurate by reviewing the official assay certificates provided to the Company.

Figure 1: Isometric View of Arrow A2 High-Grade Domain

5.0
2.0
1.0
0.2
0.05
0.01
U3O8 %
220 m
AR-16-78c4
AR-16-76c4
Plunge: 15
Azimuth: 210
Looking SSW

Arrow Deposit
A2 High Grade Domain

June 21, 2016

NexGen Energy Ltd.

Figure 2: Arrow Deposit Drill Hole Locations

Figure 3: A2 Mineralized Shear Long Section (Close Up of A2 Sub-Zone)

NexGen Energy Ltd.
Pierce Points
Total Composite Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m
57.0m
>10,000 cps Anomalous Radioactivity
11.56%
56.5m
% U3O8
Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Circular halos surrounding pierce points each have a diameter of 50m
SCALE 1 : 1500
(m)
-10
0
10
20
30
40
50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
June 21, 2016
400m
450m
500m
550m
600m
30
57c1
49c1
57c5
48c1
41
58c2
86c1
13.05m
90.0m
57c2
59c1
45b
57c4
80c1
85c1
85c2
57c3
3.94%
81.0m
81c1
80c2
78c1
64c1
6.97%
48.5m
12.94%
37.5m
7.39%
17.0m
54c1
7.03%
39.5m
48c2
80c3
63c1
4.51%
45.0m
84c1
59c2
76c1
91c2
49c2
43a
5.42%
68.5m
11.29%
67.5m
22.4m
89.0m
8.77%
69.0m
78c2
6.24%
19.5m
58c1
62
6.35%
124.0m
81c2
76c2
80c4
64c2
84c2
76c3
63c3
15.20%
42.0m
and
12.99%
46.5m
63c2
11.15%
48.5m
34b
81c3
10.28%
74.0m
8.28%
15.0m
and
2.30%
119.0m
78c3
2.16%
37.5m
59c4
11.65m
48.5m
84c3
44b
64c3
51
76c4
48c3
74c1
11.55%
56.5m
6.14%
28.0m
and
3.48%
26.5m
78c4
1.97%
32.0m
and
2.09%
68.0m
3.41%
47.0m
and
2.21%
16.0m
15
17.6%
37.5m
and
2.64%
33.5m
and
2.22%
30.0m
74c2
72c1
38
53c1
61c2
54c2
74c4
72c2
4.65%
33.5m
and
4.08%
11.0m
56c1
74c3
60c1
61c3
53c2
37
56c2
54c4
32

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer
Chief Executive Officer
NexGen Energy Ltd.
+1 604 428 4112
Icuryer@nexgenenergy.ca
www.nexgenenergy.ca

Travis McPherson
Corporate Development Manager
NexGen Energy Ltd.
+1 604 428 4112
tmcpherson@nexgenenergy.ca
http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.